SD 2/21/03

KJ 2/14

03002010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~019935~~ 37924

SEC MAIL RECEIVED FEB 0 8 2003 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPITAL MANAGEMENT CONSULTANTS, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3400 DUNDEE RD. SUITE 200
(No. and Street)

NORTHBROOK (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC DAVIS 847-498-8899
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES GRIGSBY + CO.
(Name — *if individual, state last, first, middle name*)

8605 W. BRYN MAWR (Address), CHICAGO (City), IL (State) 60631 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL MANAGEMENT CONSULTANTS, INC, as of DECEMBER 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
GRACE E BREISCH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/30/03

Marc Davis
Signature

President
Title

Grace E. Breisch
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 | 99

SEC FILE NO. 019935 | 98

Consolidated [ ] 198

Unconsolidated [ ] 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 16495	200			$ 16495	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$ 61	550	61	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	22015	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			22015	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	2680	680	2680	920
11. Other assets		535	6017	735	6017	930
12. TOTAL ASSETS	$ 38510	540	$ 8758	740	$ 47268	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS LLC as of DECEMBER 31, 200[illegible]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		5827	1205		1385	5827	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value:					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 5827	1230	$	1450	$ 5827	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners $ [1020])			1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		14500	1792
C. Additional paid-in capital		6500	1793
D. Retained earnings		20441	1794
E. Total		41441	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 41441	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 47268	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS INC as of DECEMBER 31, 200[illegible]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 41441	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			41441	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 41441	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 8758	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(8758)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 32683	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	1541	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1541)	3740
10.	Net Capital			$ 31142	3750

OMIT PENNIES

/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS INC as of DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 388	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 26142	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 30559	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 5827	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 5827	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 19	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 19	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS LLC

For the period (MMDDYY) from 1/01/02 [3932] to 12/31/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	64979	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	332859	3975
8. Other revenue	909	3995
9. Total revenue	$ 398747	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$ 6000	4120
11. Other employee compensation and benefits	322460	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	7774	4195
15. Other expenses	60378	4100
16. Total expenses	$ 396612	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 2135	4210
18. Provision for Federal income taxes (for parent only)	700	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above	1435	4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 1435	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ <39676>	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS, LLC

For the period (MMDDYY) from 1/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 49006	4240
A. Net income (loss)			1435	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 41441	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS LLC as of DECEMBER 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

Member American Institute of
Certified Public Accountants

(773) 693-1980

CHARLES GRIGSBY & CO.

CERTIFIED PUBLIC ACCOUNTANTS
8605 W. BRYN MAWR SUITE 305 CHICAGO, IL 60631

January 23.2003

National Association of
Securities Dealers, Inc.
Suite 2700
55 West Monroe
Chicago, Illinois 60603-5001

RE: Capital Management
Consultants, Inc.
Northbrook, Illinois

Supervisor or Examiners:

Per your request we are hereby reporting no differences in the computation of net capital between unaudited Part IIA as previously submitted by Capital Management Consultants, Inc. and the audited Part IIA for the audit period January 1 through December 31, 2002.

No material inadequacies existed for the audit period January 1 through December 31, 2002.

Very Truly Yours,

Charles Grigsby

CC: Marc Davis

Member American Institute of
Certified Public Accountants

(773) 693-1980

CHARLES GRIGSBY & CO.

CERTIFIED PUBLIC ACCOUNTANTS
8605 W. BRYN MAWR SUITE 305 CHICAGO, IL 60631

Board of Directors

Capital Management Consultants, Inc.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Capital Management Consultants, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examinating on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Management Consultants, Inc. as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Chicago, Illinois
January 23,2003

Charles Grigsby & Co

CAPITAL MANAGEMENT CONSULTANTS, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets:		
Cash - Checking Account	$ 16,495	
Short-Term Investment (Note 5)	22,015	
Accounts Receivable	61	
Prepaid Expenses	6,017	
Total Current Assets		$ 44,588
Other Assets:		
Equipment Net of Accumulated Depreciation		2,680
		47,268

LLIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Advisory Fee Payable	4,777	
Accrued Income Tax	1,050	
Total Current Liabilities		5,827
Shareholders' Equity:		
Common Stock	14,500	
Paid-in-Capital	6,500	
Retained Earnings	20,441	
		41,441
Total Shareholders' Equity		
		47,268

See Notes to Financial Statements

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF EARNINGS FROM OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31,2002

REVENUES:	
Commission and Advisory Income	$ 397,838
Dividend and Interest Income	909
	398,747
OPERATING EXPENSES:	
Salary-Officers	6,000
Advertising and Brochures	225
Professional Fees	9,508
Filing Fees	7,774
Insurance	5,391
Office Costs	13,009
Telephone	978
Dues, Subscriptions	1,682
Promotion	5,329
Occupancy Expense	8,000
Payroll Tax	543
Seminar	812
Computer Usage	11,287
Commissions	322,459
Newsletter,Postage & Printing	3,157
Depreciation & Amortization	458
	396,612
Net Income From Operations Before Income Tax	2,135
Provision For Income Tax	700
Net Income From Operations	1,435
Retained Earnings- Beginning of Year	19,006
Retained Earnings-End of Year	20,441

See Notes To Financial Statements

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2002 THROUGH DECEMBER 31, 2002

Cash Resources Provided By:		
Net Income for the Year		$ 1,435
Items Not Requiring the Use of Cash-		
Depreciation and Amortization	$ 458	
Changes In Operating Assets & Liabilities:		
Decrease in Accounts Receivable	6,432	
Increase in Pre-Paid Expenses	(141)	
Increase in Advance-Affiliate	(109)	
Increase in Short-Term Investment	(909)	
Decrease in Income Tax Payable	(475)	
Increase in Advisory Fee Payable	93	5,349
Cash Provided By Operating Activities		6,784
CASH BALANCE - BEGINNING OF YEAR		9,708
CASH BALANCE - END OF YEAR		16,492

See Notes To Financial Statements

CAPITAL MANAGEMENT CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES-BUSINESS ACTIVITY

The Company is a registered broker dealer and a member of the National Association of Securities Dealers, Inc. It has been registered with the Security Exchange Commission and the State of Illinois Securities Department. The Company was incorporated under laws of the state of Illinois on September 1, 1987.

NOTE 2 - FEDERAL INCOME TAX EXPENSE

The Company has provided for $ 1,050 income tax expense. The current period income of $ 2,135 at a 22.5% marginal tax rate for income tax purposes adjusted for 50% of promotion expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to rule 15c 3-1 of the Securities Exchanges Act of 1934 which requires the Company to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1. In addition, net capital shall not be less than $5,000. At December 31, 2002 net capital was $ 31,142 the ratio of aggregate indebtedness to net capital was 19 %.

NOTE 4 -SHORT-TERM INVESMENTS

The Company has an investment in a money market account the principal investments of which consist of governmental obligations. The asset is valued at historical cost which equal to a market value of $ 22,015.